Exhibit 99.3

DISTRIBUTION REINVESTMENT PLAN

ENROLLMENT FORM

To participate in the Enterprise Products Partners L.P. (“Enterprise”) Distribution Reinvestment Plan (the “Plan”), complete and sign the reverse side of this enrollment form and return it in the enclosed envelope.

This will authorize Enterprise to forward to the Administrator all or a portion of the quarterly cash distributions you receive on common units to be invested to purchase additional common units of Enterprise. All investments are made subject to the terms and conditions of the Plan as set forth in the accompanying prospectus.

This authorization and appointment are given by you with the understanding that you may terminate them at any time by so notifying the Administrator.

To deposit your common units for safekeeping, check the appropriate box on the reverse side and return this card and your common unit certificates via registered mail, return receipt requested.

Please read carefully. This is not a proxy. Return this form only if you wish to participate in the Plan.

Please enroll me in the Enterprise Products Partners L.P. Distribution Reinvestment Plan.

Full Distribution Reinvestment. Please apply the distributions on all common units that I currently own as well as all future units that I acquire.

Partial Distribution Reinvestment. Please remit to me the distributions on              common units. I understand that the distributions on my remaining units, as well as all future units that I acquire, will be reinvested under the Plan.

Safekeeping. Deposit the enclosed certificates for              common units for safekeeping.

Date

Signature(s)

All joint owners must sign exactly as names appear on reverse side.

Mail completed form to:

EQ Shareowner Services

P.O. Box 64856

St. Paul, MN 55154-0856